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                                                                 Exhibit 13

                                    [LOGO]
                         WALLACE COMPUTER SERVICES, INC.


OFFICE OF THE PRESIDENT AND
CHIEF EXECUTIVE OFFICER

     July 31, 1995


Dear Fellow Wallace Stockholders:

By now you have undoubtedly heard that Wallace is the subject of an unsolicited takeover proposal by Moore Corporation, one of our competitors based in Canada.

The Board of Directors of Wallace will consider the proposal in due course, following which we will promptly communicate to you the Board's determination (which communication will in no event be later than 10 business days after Moore's commencement of a tender offer). Until such time, we urge you to take no action with respect to your holdings of Wallace.

Speaking for the entire Board of Directors and my fellow employees of Wallace, I want to thank you for your continued long-standing support. We will keep you informed of developments.

Sincerely,


Robert J.  Cronin
President and
Chief Executive Officer



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